UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Benefitfocus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08180D106

(CUSIP Number)

Joan Jiang

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1180

with a copies to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-1000

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 16, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,097,800
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,097,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,097,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% (1)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Based on 32,504,073 shares of common stock of Benefitfocus, Inc. (the “Issuer”) outstanding as of March 2, 2021, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021.

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,097,800
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,097,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,097,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Based on 32,504,073 shares of common stock of the Issuer outstanding as of March 2, 2021, as reported in the Issuer's Form 10-K filed with the SEC on March 10, 2021.

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,097,800
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,097,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,097,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Based on 32,504,073 shares of common stock of the Issuer outstanding as of March 2, 2021, as reported in the Issuer's Form 10-K filed with the SEC on March 10, 2021.

CUSIP No. 08180D106

AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on December 15, 2020, as amended by Amendment No. 1 filed on January 4, 2021, and Amendment No. 2 filed on February 11, 2021. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and superseded, as the case may be, as follows:

On March 16, 2021, the Fund delivered a letter to the Issuer nominating a slate of two highly-qualified director candidates, Ronald P. Mitchell and Nicholas K. Pianim (collectively, the “Nominees”), for election to the Issuer’s Board of Directors (the “Board’) at the Issuer’s 2021 annual meeting of shareholders (the “Annual Meeting”). The Reporting Persons believe the Nominees have the requisite experience and skill sets to serve on the Board, which are described in more detail in their biographies below. As previously disclosed, each of the Nominees was privately suggested to the Board as a director candidate during Indaba’s prior attempts to constructively engage with the Issuer. However, following the Board’s continued dismissiveness towards Indaba’s earnest attempts to reach an amicable resolution, Indaba believes that nominating the Nominees for election to the Board at the Annual Meeting is the best course of action to maximize value for all shareholders of the Issuer.

Also on March 16, 2021, Indaba issued a press release and public letter to the shareholders of the Issuer (together with the press release, the “March 16 Letter”) disclosing that the Fund had nominated the Nominees for election to the Board at the Annual Meeting. In the March 16 Letter, Indaba argues that there is urgent need for meaningful, shareholder-driven change on the Board and that the Issuer’s continued financial and share price stagnation are driven by, among other things, costly strategic mistakes and dreadfully poor corporate governance practices, including concerning conflicts of interest, related party transactions, and a lack of diversity and independence on the Board.

The foregoing description of the March 16 Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the March 16 Letter, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 08180D106

The Nominees are:

Ronald P. Mitchell, age 50, has served as Managing Partner of Low Post Ventures LLC, a strategic advisor and investor in the education and workforce technology sector, since 2005. Mr. Mitchell served as Chief Executive Officer Virgil Holdings Inc. (“Virgil”), a company that owns and operates technology-enabled human capital solutions and the parent of Hcareers Inc. and Virgil Careers Inc., from July 2015 to May 2020. Mr. Mitchell served as Chief Executive Officer of Hcareers Inc., a hospitality recruitment company, from May 2018 to May 2020. Prior to that, he served as Chief Executive Officer of CareerCore Inc. (“CareerCore”), an enterprise SaaS platform enabling organizations to scale professional development, from founding the company in 2007 to December 2017. Previously, he served as Chief Executive Officer of Alumni Sports Enterprises, LLC, a company that served collegiate athletes and operated a networking company for NCAA athletes, from founding the company in 2002 to 2007. Earlier in his career, Mr. Mitchell served as general partner at Provender Capital Group, LLC, a merchant banking fund investing in media, financial services and specialty retail companies, Interim Chief Executive Officer of PacPizza LLC, a restaurant operating company, and Chief of Staff at Mitchell & Titus, LLP, an accounting and consulting firm. Mr. Mitchell has served as a member of the board of directors of WeSolar Inc., a company focused on getting under-resourced communities affordable access to local community solar power and to assist commercial properties with energy efficiency, since August 2020. Previously, Mr. Mitchell served on the boards of directors of Virgil, from May 2018 to May 2020, CareerCore, from 2006 to May 2018, and PacPizza LLC, from 1999 to 2002. Mr. Mitchell received his Bachelor of Arts from Harvard University and he received his Masters of Business Administration from Harvard Business School.

Nicholas K. Pianim, age 53, has served as a Managing Director at DAG Ventures LLC, a mid-stage venture capital firm, since 2007. Previously, Mr. Pianim served as Vice President of Corporate Development at Juniper Networks, Inc. (NYSE: JNPR), a company that develops and markets networking products, from 2004 to 2007. Prior to that, Mr. Pianim served as Chief Financial Officer and Vice President of Corporate Development at Ensemble Communications, Inc., a developer of wireless infrastructure equipment for high-speed local broadband access applications, from 2003 to 2004, and served as Chief Executive Officer of iAsiaWorks Inc. (formerly NASDAQ: IAWK), a datacenter and managed services company, from 2001 to 2002. Mr. Pianim has extensive private company board experience having served on the boards of directors of nine private portfolio companies. He currently serves on the board of directors of Clickatell Corporation, a private Communications and Commerce Platform company where he leads the compensation committee, since April 2016. Mr. Pianim received a Master of Business Administration from Stanford Graduate School of Business and Bachelor of Science in Electrical Engineering from Tufts University.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,097,800 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 9.5% of the outstanding shares of Common Stock. All percentages set forth herein are based on 32,504,073 shares of Common Stock of the Issuer outstanding as of March 2, 2021, as reported in the Issuer's Form 10-K filed with the SEC on March 10, 2021.

CUSIP No. 08180D106

In addition, the Fund holds $50,681,000 aggregate principal amount of the Issuer’s 1.25% convertible senior notes due December 15, 2023 (the “Senior Notes”). As the Issuer has the option, at its discretion, to settle conversions of the Senior Notes in cash, shares of Common Stock or a combination of cash and shares of Common Stock, the Reporting Persons are not deemed to be beneficial owners of any shares of Common Stock underlying the Senior Notes as the Reporting Persons do not have the right to acquire such underlying shares of Common Stock.

Pursuant to an Investment Management Agreement (the “Investment Management Agreement”), the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund and its general partner specifically disclaim beneficial ownership of the securities of the Issuer directly held by the Fund by virtue of their inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Except as previously disclosed in this Schedule 13D, as amended, none of the Reporting Persons has entered into any transactions in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented and superseded, as the case may be, as follows:

On March 16, 2021, the Investment Manager entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees, pursuant to which the Investment Manager has agreed to indemnify the Nominees against claims arising from the Solicitation (as defined below) and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 08180D106

On March 16, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) with the Fund, its general partner and the Nominees, in which, among other things, (a) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Fund, to the Board at the Annual Meeting (the “Solicitation”), (b) the Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior consent of the Reporting Persons, and (c) the parties agreed that the Reporting Persons have the right to pre-approve all expenses incurred in connection with the Solicitation and agreed to pay directly all such pre-approved expenses. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Schrier and Alex Lerner powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following Exhibits:

Exhibit	Description

99.1	March 16 Letter

99.2	Form of Indemnification Agreement

99.3	Joint Filing and Solicitation Agreement, dated March 16, 2021

99.4	Form of Power of Attorney

CUSIP No. 08180D106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2021

INDABA CAPITAL MANAGEMENT, L.P.

By: IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SCHRIER

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